Exhibit 99.1

ASX ANNOUNCEMENT 1 May 2026

Financial Services and Company Secretary Changes

Sydney, Australia – 1 May 2026 – Radiopharm Theranostics (ASX: RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical needs advises, provides an update in accordance with ASX Listing Rule 3.16.1.

As disclosed in the Company’s annual reporting, it has a continuing agreement with Acclime Australia to provide company secretarial, CFO and statutory reporting, accounting and financial management, bookkeeping and payroll processing services. Under this agreement, Mr Phillip Hains was engaged as Chief Financial Officer and Joint Company Secretary.

The Company advises that Mr Hains has resigned from his roles as Chief Financial Officer and Joint Company Secretary. The Board thanks Mr Hains for his contribution to the Company and wishes him well in his future plans.

The Company will continue to engage Acclime Australia to provide these services, and Acclime Australia has nominated Mr Aaron Laurita to perform the responsibilities of Chief Financial Officer. Mr Laurita brings strong finance and commercial expertise, developed through working with organisations across several sectors, including the biotechnology sector, in Australia, the United States and Canada over the past decade. Mr Laurita holds a Bachelor of Business (Professional Accountancy) from RMIT University and is a qualified Chartered Accountant and a member of Chartered Accountants Australia and New Zealand.

The Company is also pleased to announce the appointment of Ms Amritha Sushil of Acclime Australia as Joint Company Secretary. Ms Sushil has extensive experience in corporate governance and compliance, and the Board looks forward to her support in this role. Ms Sushil is a Chartered Secretary and an Associate of the Governance Institute of Australia.

Mr Nathan Jong of Acclime Australia continues in his role as a Joint Company Secretary.

For the purposes of ASX Listing Rule 12.6, the Company confirms that Ms Amritha Sushil and Mr Nathan Jong will serve as Joint Company Secretaries and will be responsible for communications between the Company and ASX.

These changes take effect immediately.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 1 May 2026

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media
Matt Wright
NWR Communications

P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889